UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 common units representing limited partner interests in the Issuer (“Common Units”) held by Western Gas Resources, Inc. (“WGRI”), (ii) 457,849 Common Units held by APC Midstream Holdings, LLC (“AMH”), (iii) 14,364,949 Common Units held by Anadarko USH1 Corporation (“AUSH1”) and (iv) 24,139,260 Common Units held by WGR Asset Holding Company LLC (“WGRAH”). Occidental Petroleum Corporation (“Occidental”) indirectly owns 100% of the issued and outstanding common stock of Anadarko Petroleum Corporation (“Anadarko”), which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Occidental may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. OXY USA Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. OXY USA Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. Occidental Permian Manager LLC may be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Oxy USA WTP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN - limited partnership

*Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. Oxy USA WTP LP is the manager of New OPL, LLC, which indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Oxy USA WTP LP may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
New OPL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. New OPL, LLC indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. New OPL, LLC may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. Baseball Merger Sub 2, Inc. indirectly owns 100% of the issued and outstanding common stock of Anadarko, which directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH. Baseball Merger Sub 2, Inc. may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
200,281,578*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
200,281,578*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,281,578*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH, (iii) 14,364,949 Common Units held by AUSH1 and (iv) 24,139,260 Common Units held by WGRAH. Anadarko directly or indirectly owns 100% of the issued and outstanding equity interests of WGRI, AMH, AUSH1 and WGRAH and may, therefore, be deemed to beneficially own the Common Units held by WGRI, AMH, AUSH1 and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 14,364,949 Common Units held by AUSH1.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
185,916,629*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
185,916,629*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
185,916,629*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents (i) 161,319,520 Common Units held by WGRI, (ii) 457,849 Common Units held by AMH and (iii) 24,139,260 Common Units held by WGRAH. In addition to its Common Units held of record, WGRI directly or indirectly owns 100% of the issued and outstanding equity interests of AMH and WGRAH and may, therefore, be deemed to beneficially own the Common Units held by AMH and WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,597,109*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,597,109*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,597,109*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents (i) 457,849 Common Units held by AMH and (ii) 24,139,260 Common Units held by WGRAH. In addition to its Common Units held of record, AMH directly owns 100% of the issued and outstanding equity interests of WGRAH and may, therefore, be deemed to beneficially own the Common Units held by WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,139,260*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,139,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,139,260*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

* Represents 24,139,260 Common Units held of record by WGRAH.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

* Represents 14,364,949 Common Units held by AUSH1.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko USH1 Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,364,949*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,364,949*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,364,949*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,364,949 Common Units held of record by AUSH1.

** The calculation is based on a total of 408,390,278 Common Units issued and outstanding as of November 4, 2021.

Explanatory Note.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Western Midstream Partners, LP, a Delaware master limited partnership (the “Issuer”) beneficially owned by Occidental Petroleum Corporation (“Occidental”), OXY USA Inc. (“OXY USA”), Occidental Permian Manager LLC (“OPM”), OXY Oil Partners, Inc. (“OOP”), New OPL, LLC (“OPL”), Baseball Merger Sub 2, Inc. (“BMS”), Anadarko Petroleum Corporation (“Anadarko”), Western Gas Resources, Inc. (“WGRI”), APC Midstream Holdings, LLC (“AMH”), WGR Asset Holding Company LLC (“WGRAH”), Kerr-McGee Worldwide Corporation (“KWC”), Anadarko USH1 Corporation (“AUSH1”), Anadarko Holding Company (“AHC”) and Oxy USA WTP LP (“OXY USA WTP” and together with Occidental, OXY USA, OPM, OOP, OPL, BMS, Anadarko, WGRI, AMH, WGRAH, KWC, AUSH1 and AHC, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D and subsequent amendments, as applicable.

The filing of this Amendment No. 4 shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Units reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such Common Units, if applicable.

Item 2.	Reporting Persons

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following Reporting Persons and corresponding information:

(xiii) Oxy USA WTP LP, a Delaware limited partnership; and

(xiv) Anadarko Holding Company, a Utah corporation.

The general partner of Oxy USA WTP LP is OPM, and Oxy USA WTP LP is the manager of OPL. The business address of Oxy USA WTP LP is 5 Greenway Plaza, Suite 110, Houston, TX 77046 and its principal business is engaging in the exploration for and production of oil, gas and carbon dioxide.

Anadarko Holding Company is a wholly owned subsidiary of APC and is the majority shareholder of KWC. The business address of Anadarko Holding Company is 5 Greenway Plaza, Suite 110, Houston, TX 77046 and its principal business is to hold ownership interests in its various subsidiaries.

Item 2(d)-(e) is hereby amended and restated in its entirety.

During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the transaction contemplated by the Unit Purchase Agreement (as defined below) in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Issuer Repurchase

On December 7, 2021, the Issuer entered into a Unit Purchase Agreement with WGRAH (the “Unit Purchase Agreement”), pursuant to which, on December 13, 2021, the Issuer repurchased 2,500,000 Common Units held by WGRAH for a purchase price of $20.09 per Common Unit, representing an aggregate purchase price of $50,225,000.

The foregoing description of the Unit Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Unit Purchase Agreement, which is incorporated by reference as Exhibit Y.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) See the information on the cover pages of this Amendment No. 4 to the Schedule 13D, which is incorporated by reference herein.

(c) None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the Common Units during the past 60 days, other than as described in Item 4 of this Amendment No. 4 to the Schedule 13D.

(e) As of the date of this Amendment No. 4, OXY Oil Partners, Inc. does not beneficially own any Common Units of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The description of the Unit Purchase Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of the Unit Purchase Agreement is included as an exhibit to this filing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit Y	Amended and Restated Joint Filing Agreement
Exhibit Z	Unit Purchase Agreement, dated as of December 7, 2021, by and between WGR Asset Holding Company LLC and Western Midstream Partners, LP.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2021
OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Corporate Secretary
OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
NEW OPL, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
KERR-MCGEE WORLDWIDE CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
ANADARKO USH1 CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
ANADARKO HOLDING COMPANY

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary
OXY USA WTP LP, by its General Partner, OCCIDENTAL PERMIAN MANAGER, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President and Secretary